SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Chad Steelberg,

Ryan Steelberg and

Newport Coast Investments, LLC

c/o Veritone, Inc.

575 Anton Boulevard

Costa Mesa, CA 92626

(888) 507-1737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Chad Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,084,394 shares of Common Stock
	8	SHARED VOTING POWER 4,317,222 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,084,394 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 4,317,222 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,401,616 shares of Common Stock (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ See footnotes (1) and (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON IN

(1)	The Reporting Persons may be deemed to be part of a group with Acacia Research Corporation pursuant to that certain Voting Agreement described in Item 6 below but each Reporting Person disclaims beneficial ownership of the Shares held by Acacia Research Corporation.
(2)	Excludes shares of Common Stock held by Veritone LOC I, LLC and Acacia Research Corporation. See Item 5 below for a description of the same.

CUSIP No. 92347M 10 0	13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Ryan Steelberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 794,685 shares of Common Stock
	8	SHARED VOTING POWER 4,317,222 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 794,685 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 4,317,222 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,111,907 shares of Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ See footnotes (1) and (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92347M 10 0	13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Newport Coast Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,555,387 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,555,387 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,555,387 shares of Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒ See footnotes (1) and (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON 00 - California limited liability company

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 575 Anton Boulevard, Costa Mesa, California, 92626.

Item 2.	Identity and Background

(a)    This Statement on Schedule 13D is filed by (i) Chad E. Steelberg, an individual; (ii) Ryan S. Steelberg, an individual, and (iii) Newport Coast Investments, LLC, a California limited liability company (“Newport”). The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.” Notwithstanding the foregoing, the Reporting Persons may be deemed to be part of a group with Acacia Research Corporation (“Acacia”) as a result of that certain Voting Agreement dated August 15, 2016 by and among Acacia, the Issuer, Newport, BV16, LLC, a Delaware limited liability company (“BV16”), Steel Holdings, LLC, a California limited liability company (“Steel”) and certain other stockholders of the Issuer (the “Voting Agreement”). The Reporting Persons disclaim beneficial ownership of the Shares held by Acacia. See Item 6 below for a summary of the key terms of the Voting Agreement.

(b)    The business address for each of the Reporting Persons is c/o Veritone, Inc., 575 Anton Boulevard, Costa Mesa, California 92626.

(c)    Chad Steelberg and Ryan Steelberg (collectively, the “Founders”) are the Chief Executive Officer and President, respectively, of the Issuer, which is a leading artificial intelligence company that has developed the Veritone Platform, which unlocks the power of AI-based cognitive computing to seamlessly and automatically process, transform and analyze unstructured public and private audio and video data for clients in the media, politics, legal and law enforcement industries. The Founders are members of the Board of Directors (the “Board”) of the Issuer. Chad Steelberg also serves as the Chairman of the Board of the Issuer and Ryan Steelberg also serves as the President of Veritone One, Inc., the Issuer’s wholly-owned subsidiary. Newport is an investment company controlled by the Founders.

(d)    During the past five years, none of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Chad Steelberg and Ryan Steelberg are both U.S. citizens. Newport is a California limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 6,196,303 Shares consisting of the following: (i) 961,774 Shares held of record by Newport, which were acquired prior to the Issuer’s initial public offering (“IPO”) for an aggregate purchase price of $962; (ii) 2,393,613 Shares held of record by Newport that were issued immediately prior to the completion of the IPO upon conversion of shares of Series A preferred stock acquired by Newport prior to the IPO for an aggregate purchase price of $7,040,039; (iii) 961,835 Shares held of record by BV16, which were acquired prior to the IPO as compensation for services rendered to the Issuer by Chad Steelberg and Ryan Steelberg, having an aggregate fair market value of $1,442,753; (iv) 85,500 Shares held of record by Steel, which were acquired prior to the IPO for an aggregate purchase price of $86; (v) 212,787 Shares held of record by Steel that were issued immediately prior to the completion of the IPO upon conversion of shares of Series A preferred stock acquired by Steel prior to the IPO for an aggregate purchase price of $625,844; (vi) 76,970 Shares held of record by VIF I, LLC, a California limited liability company (“VIF”) that were issued immediately prior to the completion of the IPO upon conversion of shares of Series B preferred stock acquired by VIF prior to the IPO for an aggregate purchase price of $622,174; (vii) 10,121 Shares held of record by Chad Steelberg, which were issued as compensation for services rendered to Issuer pursuant to his Employment Agreement (as defined in Item 4 below) on June 30, 2017, having an aggregate fair market value of $124,994; (viii) 2,471 shares held of record by Chad Steelberg, which were issued as compensation for services rendered to Issuer pursuant to his Employment Agreement on September 29, 2017, having an aggregate fair market value of $124,958; (ix) 522,409 Shares issuable to Chad Steelberg pursuant to a nonqualified stock option which became exercisable in full on September 20, 2017 upon achievement of the performance condition under such stock option; (x) 174,137 Shares issuable to Chad Steelberg within 60 days of the filing date upon exercise of a nonqualified stock option to purchase a total of up to 1,044,819 Shares; (xi) 98,140 Shares held of record by Ryan Steelberg that were issued prior to the IPO as compensation for services rendered to Issuer, having an aggregate fair market value of $147,210; (xii) 522,409 Shares issuable to Ryan Steelberg pursuant to a nonqualified stock option which became exercisable in full on September 20, 2017 upon achievement of the performance condition under such stock option; and (xiii) 174,137 Shares issuable to Ryan Steelberg within 60 days of the filing date upon exercise of a nonqualified stock option to purchase a total of up to 1,044,819 Shares.

The source of funds for the acquisitions referenced above was as follows: (a) the source of funds for the Shares held of record by Newport and Steel consisted of property contributed to the Issuer in connection with the Issuer’s formation; (b) the Shares held of record by BV16 were issued as compensation for services rendered to the Issuer by Chad Steelberg and Ryan Steelberg, and 50% of the purchase price for such Shares was recognized as taxable income by each of Chad Steelberg and Ryan Steelberg; (c) the source of funds for the Shares held of record by VIF was cash; and (d) the Shares held of record by Chad Steelberg and Ryan Steelberg were issued as compensation for services rendered to the Issuer by each of them, and the fair market value of their respective Shares was recognized as taxable income by each of them. No portion of the purchase price for any of the Shares was borrowed. The exercise price per share of each of the nonqualified stock options held by Chad Steelberg and Ryan Steelberg referenced above is $15.00.

See Item 5 below for further information regarding the beneficial ownership of the Shares referenced above.

Item 4.	Purpose of Transaction

All of the Shares that are beneficially owned by the Reporting Persons as reported herein were acquired for investment purposes but the Reporting Persons intend to review their investments in the Issuer from time to time. The Reporting Persons may, at any time and from time to time, directly or indirectly, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The nonqualified stock options to purchase a total of up to 1,044,819 Shares that are held by each of Chad Steelberg and Ryan Steelberg will continue to vest and become exercisable in equal monthly installments over the remainder of the 36-month vesting schedule provided in such options, which ends May 11, 2020.

Except as set forth below, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. Notwithstanding the foregoing, the Founders may, from time to time, engage in discussions with the Board or shareholders of the Issuer and other relevant parties or encourage such parties to consider or explore extraordinary corporate transactions, such as: a merger, sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer, or other material changes to the Issuer’s business or corporate structure.

Employment Agreement

Pursuant to the Employment Agreement dated March 14, 2017 between the Issuer and Chad Steelberg (the “Employment Agreement”), as consideration for services rendered to the Issuer by Chad Steelberg under such agreement: (i) the Issuer shall pay to Chad Steelberg a base salary of $1.00 per year; and (ii) the Issuer shall issue to Chad Steelberg on the last trading day of each calendar quarter during the employment term commencing after March 31, 2017 a number of Shares derived by dividing $125,000 by the Fair Market Value of the Shares (as defined in the Employment Agreement). On June 30, 2017, the Issuer issued to Chad Steelberg 10,121 Shares based on a Fair Market Value of $12.35 as calculated pursuant to the Employment Agreement. On September 29, 2017, the Issuer issued to Chad Steelberg 2,471 Shares based on a Fair Market Value of $50.57 as calculated pursuant to the Employment Agreement. Chad Steelberg did not pay cash for such Shares, and recognized taxable income equal to the Fair Market Value of the Shares so calculated on the issuance dates. For the balance of the term of the Employment Agreement, the Issuer is obligated to continue to issue shares to Chad Steelberg on the last trading day of each calendar quarter in the matter described above.

Stock Option Agreements

The Issuer has granted to each of Chad Steelberg and Ryan Steelberg the following options to purchase Shares, pursuant to a Time-Based Option Agreement and a Performance-Based Option Agreement entered into with each such person:

•	An option (the Time-Based Option) to purchase 1,044,819 Shares, which option shall vest in 36 equal monthly installments upon such person’s completion of each month of Service (as defined in the Issuer’s 2014 Stock Option/Stock Issuance Plan) over the three (3) year period ending May 11, 2020.

•	An option (the Performance Option) to purchase 522,409 Shares, which option vested in full upon September 20, 2017, which was the first date on which the market capitalization of the Issuer had equaled or exceeded $400,000,000 for at least five consecutive trading days.

If Chad Steelberg or Ryan Steelberg is terminated other than for “Cause” or resigns for “Good Reason” (as defined in their respective employment agreements), then 50% and 100%, respectively, of the foregoing stock options shall be vested in full.

Lock-Up Agreements

Each of the Reporting Persons is a party to a Lock-Up Agreement with Wunderlich Securities, Inc. (“Wunderlich”), as representative of the underwriters in the Issuer’s IPO, pursuant to which such Reporting Person has agreed, subject to limited exceptions, for a period extending through November 7, 2017 (180 days following the date of the final prospectus relating to the IPO), not to, without the prior written consent of Wunderlich: (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares (including, without limitation, Shares or such other securities which may be deemed to be beneficially owned by the Reporting Persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any Shares or any security convertible into or exercisable or exchangeable for Shares.

Investor Rights Agreement

The Issuer, Newport, BV16, Steel and certain other stockholders of the Issuer entered into an Investor Rights Agreement dated July 15, 2014, as amended on August 15, 2016 (the “IRA”), pursuant to which (i) the Issuer granted certain demand and piggyback registration rights to Newport, Steel and certain other stockholders of the Issuer; and (ii) each of the Reporting Persons agreed that such Reporting Person would not, without the consent of the managing underwriter of the Issuer’s IPO, for a period extending through November 7, 2017, offer, pledge, sell or contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable for any Shares. The lock-up obligation in the IRA applies to the IPO and for certain other offerings until March 11, 2018.

Voting Agreement

Each of Newport, BV16 and Steel is a party to a Voting Agreement dated August 15, 2016 (the “Voting Agreement”) with Acacia, the Issuer and certain other stockholders of the Issuer, as more particularly described in Item 6 below, which description is incorporated by reference herein.

The foregoing descriptions of the Employment Agreement, the Stock Option Agreements, the Lock-Up Agreements, the IRA and the Voting Agreement are only summaries of such agreements, and each is qualified in its entirety by the forms of such agreements filed as exhibits hereto, which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a)     The percentage of Shares beneficially owned by each Reporting Person is based on 14,956,322 outstanding Shares of the Issuer as of September 30, 2017. Such Shares do not include any Shares held by Veritone LOC I, LLC (“VLOC”) or Acacia as described below.

The information contained on the cover pages of this Statement on Schedule 13D for the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The Reporting Persons collectively beneficially own an aggregate of 6,196,301 Shares, representing 37.9% of the Shares, which shares are beneficially owned by the Reporting Persons as follows:

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Chad Steelberg	3,355,387	Newport	3,355,387	0
	961,835	BV16	961,835	0
	298,287	Steel	0	298,287
	76,970	VIF	0	76,970
	709,137	Chad Steelberg	0	709,138

Total	5,401,616		4,317,222	1,084,394	34.5%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Ryan Steelberg	3,355,387	Newport	3,355,387	0
	961,835	BV16	961,835	0
	794,685	Ryan Steelberg	0	794,685

Total	5,111,907		4,317,222	794,685	32.7%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Newport	3,355,387	Newport	3,355,387	0	22.4%

The grantor trust of each Founder is the record holder of 50% of the membership interests of Newport and each such grantor trust is a managing member of Newport. Each Founder is a trustee of their respective grantor trusts. As such, the Founders are each deemed to beneficially own the 3,355,387 Shares held of record by Newport and share voting power and dispositive power over such Shares.

Chad Steelberg is the Manager of NCI Investments, LLC, which is the Manager and holder of a majority of the membership interests of BV16. Each Founder’s grantor trust owns 50% of the membership interests of NCI Investments, LLC. Each Founder is the trustee of his respective grantor trust and may be deemed to be the beneficial owner of the Shares held by BV16 and share voting power and dispositive power over such Shares.

Chad Steelberg is the Manager of both Steel and VIF, and has sole voting and dispositive power over the Shares held by Steel and VIF.

The foregoing does not include (i) 445,278 Shares held of record by VLOC; (ii) 156,720 Shares issuable upon exercise of warrants held by VLOC that are exercisable within 60 days of the date hereof; (iii) 4,119,520 shares held of record by Acacia; and (iv) 715,731 Shares issuable upon exercise of warrants held by Acacia that are exercisable within 60 days of the date hereof. None of the Reporting Persons have the right to vote or dispose of any of the Shares held by VLOC, and accordingly such Shares are not deemed to be beneficially owned by any of the Reporting Persons; however, at some time after the termination of the Lock-up Agreement, it is expected that such Shares will be distributed to the members of VLOC. Veritone Steel, LLC, a Delaware limited liability company owned by the grantor trusts of Chad Steelberg and Ryan Steelberg, currently holds 50% of the membership interests in VLOC. None of the Reporting Persons have the right to vote or dispose of any of the Shares held by Acacia, however, under the Voting Agreement, the Reporting Persons (together with Acacia and the other stockholders who are a party to the Voting Agreement) are required to vote their Shares in favor of the three (3) director designees designated by Acacia. See the additional description of the Voting Agreement in Item 6 below. The Reporting Persons disclaim beneficial ownership of the Shares held by Acacia. Based upon the knowledge and belief of the Reporting Persons, if all of Acacia’s Shares were deemed to be beneficially owned by the Reporting Persons, their total Shares beneficially owned and related percent of Shares would be as follows: Chad Steelberg – 10,236,867 Shares (65.4%); Ryan Steelberg 9,947,158 Shares (63.5%); and Newport – 8,190,638 Shares (52.8%).

(b)    See the information in subsection (a) above and contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)    There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Persons, other than: (i) the 2,471 Shares issued to Chad Steelberg pursuant to his Employment agreement on September 29, 2017, (ii) the vesting on September 20, 2017 of the Performance Options to purchase 522,409 Shares granted to each of the Founders as described in Item 4 above; and (iii) the vesting of 58,045 Shares of each of the Founder’s Time-Based Option to purchase shares as described in Item 4 above.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page of this Schedule 13D.

Voting Agreement

In connection with the investment by Acacia in the Issuer in August 2016, the Issuer entered into the Voting Agreement with Newport, BV16, Steel and certain other stockholders of the Issuer, on the one hand (the “Holders”) and Acacia on the other hand. Pursuant to the Voting Agreement, upon completion of the IPO in May 2017, the Issuer’s Board of Directors of the Issuer (the “Board”) consisted of a total of nine (9) authorized directors. During a period of 24 months after the completion of the IPO (the “Voting Period”), Acacia has the right to nominate three (3) directors to the Board, and the Holders, voting together as a group, will have the right to nominate six (6) directors to the Board. Chad Steelberg and Ryan Steelberg currently beneficially own the majority of the voting shares of capital stock held by the Holders, and accordingly, are able to designate all six of the Holders’ director nominees. During the Voting Period, Acacia and the Holders have agreed to vote all of their shares to elect the nine (9) directors nominated by them respectively pursuant to the Voting Agreement.

The Voting Agreement also provides that, as long as Acacia retains the right to designate three (3) directors, the Issuer shall not enter into any of the following transactions without the affirmative vote of a majority of the Board, including the affirmative vote of at least one of the Acacia designees, in favor of the transaction:

•	any merger, acquisition, consolidation or other business combination in one or more related transactions involving the Issuer or a subsidiary of the Issuer with a transaction value that exceeds $50,000,000; or

•	a sale, transfer or other disposition of capital stock or other assets of the Issuer, in each case for more than $50,000,000.

The summary of the Voting Agreement described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as an exhibit to this Statement on Schedule 13D and is incorporated herein by this reference.

See also the Summaries of the Employment Agreement, the Lock-Up Agreements, the Stock Option Agreements and the IRA for information regarding additional agreements related to the Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Employment Agreement, dated as of March 14, 2017, by and between the Issuer and Chad Steelberg (incorporated herein by reference to Exhibit 10.24 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 333-216726).

Exhibit 2:	Form of Lock-Up Agreement, entered into by and among Wunderlich Securities, Inc., as the Managing Underwriter of the IPO, and each of the Reporting Persons.

Exhibit 3:	Voting Agreement, dated as of August 15, 2016, by and among the Issuer, the Reporting Parties, Acacia and certain other stockholders of the Company (incorporated herein by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 15, 2017 (File No. 333-216726).

Exhibit 4:	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Time-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 26, 2017).

Exhibit 5:	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Performance-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 26, 2017).

Exhibit 6:	Investor Rights Agreement, dated as of July 15, 2014, by and among the Issuer, the Reporting Persons and certain of the Issuer’s stockholders, together with Amendment No. 1 thereto (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 15, 2017 (File No. 33-216726)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of this Statement on Schedule 13D and any subsequent amendment to such Statement, with respect to the Issuer’s Common Stock.

Dated: October 2, 2017

/s/ Chad E. Steelberg
CHAD E. STEELBERG

/s/ Ryan S. Steelberg
RYAN S. STEELBERG

NEWPORT COAST INVESTMENTS, LLC

By:	Ryan Scott Steelberg, Trustee of the RSS Living Trust dated April 6, 2012
Its:	Member

By:	/s/ Ryan S. Steelberg
Ryan Scott Steelberg, Trustee